Southern Company Services
                           241 Ralph McGill Boulevard
                                Atlanta, GA 30308
                                  404-506-7146



February 20, 2003


                              ALABAMA POWER COMPANY
                                   Form U-6B-2


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We transmit for filing under the Public Utility Holding Company Act of 1935, Form U-6B-2 of Alabama Power Company relating to the issuance of $250,000,000 aggregate principal amount of Series T 5.70% Senior Notes due February 15, 2033 and $170,000,000 aggregate principal amount of Series T 2.65% Senior Notes due February 15, 2006.

Yours very truly,

/s/Wayne Boston

Wayne Boston
Assistant Secretary